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SEC Mail Processing
MAR 02 2020
Washington, DC

SEC FILE NUMBER
8-00497

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robert W. Baird & Co. Incorporated. ("the Company")

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 E Wisconsin Avenue
(No. and Street)

Milwaukee	Wisconsin	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Kopischkle (414) 298-1894
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E. Randolph St.	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Terrance Maxwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert W. Baird & Co. Incorporated. ("the Company"), as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC JULIANE E. CASWELL STATE OF WISCONSIN

Terrance Maxwell
Signature

Chief Financial Officer
Title

Juliane E. Caswell
Notary Public Commission Expires January 10, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAIRD

Robert W. Baird & Co. Incorporated

Consolidated Statements of Financial Condition
As of December 31, 2019 and 2018
With Report of Independent Registered Public Accounting Firm

SEC File Number: 8-00497

Robert W. Baird & Co. Incorporated

Table of Contents

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Robert W. Baird & Co. Incorporated:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of Robert W. Baird and Co. Incorporated and subsidiaries (the Company) as of December 31, 2019 and 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

Chicago, Illinois
February 27, 2020

Robert W. Baird & Co. Incorporated

Consolidated Statements of Financial Condition
As of December 31, 2019 and 2018

(In Thousands)

Assets	December 31 2019	December 31 2018
Cash and Cash Equivalents	$ 610,705	$ 468,361
Cash Segregated Under Federal Regulations	10,000	234,000
Securities Purchased Under Agreements to Resell	2,620	2,331
Deposits with Clearing Organizations	62,438	39,406
Receivables:		
Clients	297,972	180,870
Brokers and Dealers	129,613	323,986
Deposits Paid on Securities Borrowed	90,770	215,235
Notes Receivable, Net	119,571	120,590
Other	232,100	231,803
	870,026	1,072,484
Securities Owned, at Fair Value (includes $278,499 and $512,865 pledged as collateral, respectively)	491,789	816,282
Furniture, Equipment, Leasehold Improvements and Finance Leases, Less Accumulated Depreciation and Amortization of $134,547 and $109,506, respectively	129,573	100,483
Lease Right of Use Asset	222,917	-
Goodwill	255,914	98,332
Intangible Assets, Less Accumulated Amortization of $20,404 and $15,597, respectively	129,224	16,882
Deferred Tax Assets, Net	13,520	3,222
Other Assets	42,225	40,069
Total Assets	$ 2,840,951	$ 2,891,852

See accompanying notes to the consolidated statements of financial condition.

Robert W. Baird & Co. Incorporated

Consolidated Statements of Financial Condition (Continued)
As of December 31, 2019 and 2018

(In Thousands)

	December 31	
Liabilities and Stockholder's Equity	2019	2018
Liabilities:		
Money Borrowed:		
Book Credit Balances in Bank Accounts	$ 328	$ 41,445
Securities Sold Under Agreements to Repurchase	278,499	511,394
Payables:		
Clients	164,270	220,597
Brokers and Dealers	15,232	25,088
Deposits Received on Securities Loaned	-	1,524
	179,502	247,209
Securities Sold, Not Yet Purchased, at Fair Value	253,547	512,576
Accounts Payable, Accrued Expenses and Other Liabilities	646,020	639,486
Operating Lease Liabilities	237,531	-
Subordinated Liabilities	116,173	145,339
Total Liabilities	1,711,600	2,097,449
Stockholder's Equity	1,129,351	794,403
Total Liabilities and Stockholder's Equity	$ 2,840,951	$ 2,891,852

See accompanying notes to the consolidated statements of financial condition.

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statements of Financial Condition
December 31, 2019 and 2018

(In Thousands, Except Share and Per Share Amounts)

(1) Organization and Description of Business

The Consolidated Statements of Financial Condition includes Robert W. Baird & Co. Incorporated (RWB) and Baird Insurance Services, a wholly owned general insurance agency subsidiary (together, the Company). The Company is registered as a securities broker dealer and an investment adviser with the Securities and Exchange Commission (SEC) under the Securities and Exchange Act of 1934 and the Investment Advisers Act of 1940, and is also a member of the Financial Industry Regulatory Authority (FINRA). Further, the Company is a member of the New York Stock Exchange (NYSE) and the BATS Exchange, Inc (BATS). As of February 24, 2018, the Company is no longer a member of the National Futures Association (NFA) and is no longer registered as an introducing broker (IB) with the Commodity Futures Trading Commission (CFTC). The Company engages in a broad range of activities in the private wealth management, equity and fixed income capital markets, asset management and private equity businesses, including securities brokerage; investment advisory and asset management services; institutional equity and fixed income sales; research services; origination of and participation in underwritings and distribution of corporate and municipal securities issuances; municipal advisory services; merger and acquisition advisory services; private equity and venture capital investing; and market making and trading activities in equity, municipal and other fixed income securities. The Company is a wholly owned subsidiary of Baird Financial Corporation (BFC), which is a wholly owned subsidiary of Baird Holding Company (BHC), which is a wholly owned subsidiary of Baird Financial Group, Inc. (BFG or the Parent).

The Company owns a 48% interest in Baird UK Ltd. (Baird UK), located principally in London, England in which it applies the equity method of accounting. Baird UK is the parent company of Robert W. Baird Group Limited, located in London, which provides investment banking, private equity and institutional U.S. equity services. Robert W. Baird Group Limited conducts its business through three principal operating subsidiaries: Robert W. Baird Limited, based in London and regulated by the Financial Conduct Authority (FCA), which is engaged in merger and acquisition advisory services and institutional U.S. equity sales; Robert W. Baird GmbH, based in Frankfurt, Germany which is engaged in merger and acquisition advisory services; and Baird Capital Partners Europe Limited, based in London and regulated by the FCA, which is engaged in private equity activities in the United Kingdom (UK). The Company enters into revenue allocation agreements with Robert W. Baird Limited, Robert W. Baird GmbH and Baird Capital Partners Europe Limited as more fully discussed in footnote 4, *Related Party Transactions*.

(2) Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Company in the preparation of its Consolidated Statements of Financial Condition:

(a) Estimates

The preparation of the Consolidated Statements of Financial Condition in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statements of Financial Condition. Actual results may differ from those estimates. Certain prior period amounts have been reclassified to conform to current year's presentation.

(b) Cash and Cash Equivalents

The Company has certain cash deposit accounts with financial institutions in which the balances occasionally exceed the Federal Deposit Insurance Corporation (FDIC) insured limit. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk.

Cash Equivalents includes money market funds and short-term investments with maturities of generally three months or less at the time of purchase.

(c) Cash Segregated Under Federal Regulations

Cash Segregated Under Federal Regulations represents cash segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3.

(d) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

The Company enters into short-term Securities Purchased Under Agreements to Resell (reverse repurchase agreements) and short-term Securities Sold Under Agreements to Repurchase (repurchase agreements). Both reverse repurchase and repurchase agreements are accounted for as collateralized financings and are recorded at contractual amounts. These agreements are short-term in nature and are generally collateralized by U.S. government securities, U.S. government agency securities, and municipal and corporate obligations. Interest receivable and interest payable are included within Receivables Other and Accounts Payable, Accrued Expenses and Other Liabilities, respectively, on the Consolidated Statements of Financial Condition. Amounts are recorded when earned or due. It is the Company's policy to obtain collateral with a market value equal to or in excess of the principal amount loaned under the reverse repurchase agreements. To ensure the market value of the underlying collateral remains sufficient, the collateral is valued daily, and the Company may require counterparties to deposit additional collateral (or may return collateral to counterparties) when necessary. Reverse repurchase and repurchase agreements with the same counterparty are reported on a gross basis on the Consolidated Statements of Financial Condition.

Refer to footnote 20, *Collateralized Transactions* for additional information on collateralized transactions.

(e) Receivables and Payables

Clients
Clients Receivables include amounts receivable on cash and margin transactions, including from officers and directors and certain other affiliates of the Company. Receivables from clients are generally collateralized by securities owned by the clients. Payables include amounts owed to clients on cash and margin transactions.

Brokers and Dealers Receivables and Payables
Brokers and Dealers Receivables and Payables include amounts receivable and payable to clearing organizations, and receivable and payable to other brokers and dealers for securities failed-to-deliver or failed-to-receive, trade date adjustment on trades not yet settled and trade date commissions on trades not yet settled.

Deposits Paid on Securities Borrowed and Deposits Received on Securities Loaned
Deposits Paid on Securities Borrowed and Deposits Received on Securities Loaned are reported as collateral financings and are recorded at the amount of cash collateral advanced or received, respectively. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis. Additional collateral is obtained or returned as necessary. Securities borrowed or securities loaned transactions with the same counterparty are reported on a gross basis on the Consolidated Statements of Financial Condition.

Refer to footnote 20, *Collateralized Transactions* for additional information on collateralized transactions.

Notes Receivable, Net
Notes Receivable, Net are loans or paid advances to associates primarily for recruiting purposes. These associate advances are generally forgiven over a three to nine year period. In determining the allowance for doubtful accounts related to those advances, management considers a number of factors including amounts due from associates, the number of associates that have left the Company, as well as the Company's historical loss experience. The outstanding balance of loans to associates is presented on the Consolidated Statements of Financial Condition, net of the allowance for doubtful accounts. This involves the use of estimates and the actual amounts may be materially different than the recorded amounts.

Refer to footnote 4, *Related Party Transactions* for further information.

Other Receivables
Other Receivables primarily includes receivables from contracts with customers, receivables from affiliates, interest on securities owned and tenant improvement allowances.

(f) Fair Value Measurements

The Company follows Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements (ASC Topic 820).* ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC Topic 820 prescribes the methodology of observable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in valuing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect assumptions that market participants would use in valuing the asset or liability based on the best information available in the circumstances. The hierarchy, defined by ASC Topic 820, provides for the following three levels to be used to classify the Company's fair value measurements:

Level I - Quoted prices are available in active markets for identical assets or liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level II - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these securities include investments for which quoted prices are available but traded less frequently and investments that are fair valued using other securities, the parameters of which can be directly observed.

Level III - Securities that have little to no pricing observability as of the report date. These securities are measured using management's best estimate of fair value, where the inputs into the determination of fair value are not observable and require significant management judgment or estimation.

The fair value of securities owned is the amount at which the security could be exchanged in an orderly transaction between market participants at the measurement date. Based on the nature of the Company's business and its role as a dealer in the securities industry, the fair values of its securities are determined internally. When available, the Company values securities at observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices). In the case of securities transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the securities are principally traded.

The Company has sold securities that it does not currently own (securities sold, not yet purchased) and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations on the Consolidated Statements of Financial Condition at December 31, 2019 and 2018, at fair values of the related securities and will incur a loss if the fair value of the securities increases.

Included within Securities Sold, Not Yet Purchased, at Fair Value on the Consolidated Statements of Financial Condition are To Be Announced (TBA) mortgage backed securities. These TBAs are used to hedge Agency MBS long positions shown within Securities Owned, at Fair Value on the Consolidated Statements of Financial Condition. The TBA securities used to hedge these transactions are accounted for at fair value and are classified within Level II of the fair value hierarchy.

The Company's valuation of securities owned and securities sold, not yet purchased are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing, or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires the Company to estimate the value of the securities using the best information available. Among the factors considered by the Company in determining the fair value of such securities are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of the investments. In addition, even where the Company derives the value of a security based on information from an independent source, certain assumptions may be required to determine the security's fair value.

Investments in corporate stocks are included within other securities within the fair value hierarchy table and are primarily publicly traded with observable prices in active markets. These investments are included within Level I in the fair value hierarchy. Any corporate stock not actively traded is valued by the Company and included within Level II or Level III depending on the nature and observability of the inputs used in the valuation.

Investments in U.S government and agency obligations, municipal obligations, private label mortgage backed securities, other asset backed securities, corporate obligations and auction rate securities, which include securities issued by municipalities and auction rate preferred securities issued by closed end mutual funds, are generally valued using quoted prices from external data providers and market participants and are generally included within Level II of the fair value hierarchy. Valuation information provided by external data providers and market participants generally includes a derived fair value utilizing a model where inputs to the model are directly observed by the market, or can be derived principally from or corroborated by observable market data, or fair value using other financial instruments, the parameters of which can be directly observed. For certain investments where there is limited activity or less transparency around significant inputs, the investments are valued as determined by the Company utilizing available market information and included within Level III of the fair value hierarchy.

The Company invests in corporate stocks and certain private companies which are included within other securities within the fair value hierarchy table and are fair valued by management. In the absence of readily ascertainable market values, these investments may be valued using the market approach or the income approach, or a combination thereof. Under the market approach, fair value may be determined by reference to multiples of market-comparable companies or transactions, including earnings before interest, taxes, depreciation and amortization (EBITDA) multiples. Under the income approach fair value may be determined by discounting the cash flows to a single present amount using current market expectations about those future amounts. These valuation techniques require inputs that are both significant to the fair value and unobservable, and thus are included within Level III of the fair value hierarchy.

When the Company is not determined to be the primary beneficiary of a Variable Interest Entity (VIE), it does not consolidate the private equity partnership. In these cases, the Company's investment in the private equity partnership is recorded at the value of its capital balance or net asset value (NAV). The Company utilizes NAV to determine fair value when the partnership does not have a readily determinable fair value. The NAV of the partnership is calculated in a manner consistent with the measurement principles of investment company accounting, including measuring the underlying investments at fair value, and it is not probable that the Company will sell the investment at an amount other than NAV. The NAV is calculated based on the Company's proportionate share of the net assets of the partnership. Investments valued using NAV are not included within the fair value hierarchy. The Company's investments in unconsolidated private equity partnerships are included within Securities Owned, at Fair Value on the Consolidated Statements of Financial Condition.

The Company employs specific processes to determine the reasonableness of the fair value of its securities owned and securities sold, not yet purchased. The Company's processes are designed to ensure that the internally estimated fair values are accurately recorded and that the data inputs and the valuation techniques used are appropriate, consistently applied, and that the assumptions are reasonable and consistent with the objective of determining the fair value. Individuals outside of the trading departments perform independent pricing verification reviews. The Company has established parameters which set forth when securities are independently verified. The selection parameters are generally based on the type of security, the level of estimation of risk of a security, the materiality of the security, the age of the security in the Company's securities portfolio, and other specific facts and circumstances of the Company's securities portfolio.

Cash and Cash Equivalents, Cash Segregated Under Federal Regulations, Deposits with Clearing Organizations and Receivables are financial assets with carrying values that approximate fair value due to their relatively short-term nature. Money Borrowed, Payables, Accounts Payable, Accrued Expenses and Other Liabilities are financial liabilities with carrying values that approximate fair value due to their relatively short-term nature. Securities either purchased or sold under agreements to resell or repurchase are recorded at contractual amounts, plus accrued interest.

Refer to footnote 11, *Fair Value of Financial Instruments* for further information.

(g) Subordinated Liabilities

Subordinated Liabilities are comprised of notes payable to BFC, David T. Griffith Revocable Trust, and non-qualified compensation awards to RWB associates in accordance with the Baird Financial Advisors Deferred Compensation Plan (FADCP).

Refer to footnote 13, *Subordinated Liabilities* and footnote 16, *Compensation and Retirement Plans* for further information on the notes payable to BFC and Baird FADCP.

(h) Income Taxes

Income taxes are accounted for under the asset and liability method. The Company is included in the consolidated income tax returns of BFG in the U.S. Federal jurisdiction and various consolidated states. The Company also files separate income tax returns in various state and local jurisdictions. Federal income taxes are calculated as if the companies filed on a separate return basis. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Refer to footnote 14, *Income Taxes* for further information.

(i) Furniture, Equipment, Leasehold Improvements, and Finance Leases

Furniture, Equipment, Leasehold Improvements and Finance Leases are recorded at cost less accumulated depreciation. Depreciation is calculated by using the straight-line method over the estimated useful lives of the assets, or the term of the lease, whichever is shorter, which range from three years for software and computer equipment to ten years for certain leasehold improvements.

Furniture, Equipment, Leasehold Improvements and Finance Leases are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be fully recoverable.

Refer to footnote 6, *Furniture, Equipment, Leasehold Improvements and Finance Leases* for more information on additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset.

(j) Leases

The Company follows ASC Topic 842, *Leases* (ASC Topic 842). ASC Topic 842 states that a lease is a contract, or part of a contract, that conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration. In making this determination, the Company considers if it obtains substantially all of the economic benefits from the use of the underlying asset and directs how and for what purpose the asset is used during the term of the contract.

The Company leases its corporate headquarters and numerous other offices under various non-cancelable leases, all of which are operating leases. The original terms of the Company's lease agreements generally range from three to ten years. Some of the leases contain renewal and/or termination options, escalation clauses, rent-free holidays and operating cost adjustments. In addition to office leases, the Company enters into leases for computers, copiers and mailroom equipment on a recurring basis.

The Company recognizes a right-of-use (ROU) lease asset and related lease liability on the Consolidated Statements of Financial Condition for all leases with a term greater than twelve months. The lease liability represents the Company's obligation to make future lease payments and is recorded at an amount equal to the present value of the remaining minimum lease payments. The ROU lease asset, which represents the right to use of the underlying asset during the lease term, is measured based on the carrying value of the lease liability, adjusted for other items, such as lease incentives and uneven rent payments.

The Company will generally extend office leases if the lease situation is advantageous to the Company, however the Company generally does not make lease extensions for equipment leases. For office leases, the Company reviews office leases expiring within the next six months each quarter and determines the population of leases that could be extended given the unique set of circumstances surrounding each lease.

Occasionally, Baird will sublet a space if an office move is required before a lease expires. Baird considers these short-term and infrequent in nature.

The discount rate used to determine the present value of the remaining lease payments reflects the Company's incremental borrowing rate, which is the rate the Company would have to pay to borrow on a collateralized basis over a similar term in a similar economic environment. In calculating its discount rates, the Company takes into consideration current financing arrangement on a secured (i.e., collateralized) basis, as well as market interest rates and spreads, other reference points, and the respective tenors of the Company's designated lease term ranges.

For leases that contain escalation clauses or rent-free holidays, the Company recognizes the related rent expense on a straight-line basis from the date the Company takes possession of the property to the end of the initial or extended lease term. The Company records any difference between the straight-line rent expense and amounts paid under the leases as part of the amortization of the ROU lease asset.

Refer to footnote 7, *Leases* for further information.

(k) Goodwill and Intangible Assets

The Company follows ASC Topic 350, *Intangibles – Goodwill and Other* (ASC Topic 350). ASC Topic 350 states that goodwill shall not be amortized. Instead goodwill shall be tested for impairment at a level of reporting referred to as a reporting unit when circumstances indicate there may be an impairment. An intangible asset that is not subject to amortization shall be tested for impairment annually and more frequently if events or changes in circumstance indicate that it is more-likely-than-not the asset is impaired.

The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the fair value of a reporting unit is less than the carrying amount. If the Company determines it is more-likely-than-not that the fair value of a reporting unit is greater than the carrying amount it would not be required to perform a quantitative assessment of goodwill for that reporting unit. The quantitative assessment requires a comparison of the fair value of the reporting unit with its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying value, the related goodwill is not considered impaired and no further analysis is required. If the carrying value of the reporting unit exceeds the fair value, the Company must recognize an impairment in an amount equal to that excess. The Company has determined its reporting units to align with its five distinct business units: private wealth management, equity capital markets, fixed income capital markets, asset management and principal investments.

As of September 30, 2019, the Company performed a qualitative evaluation of its goodwill to determine whether it was more likely than not that the carrying value of the reporting unit, including goodwill, was in excess of the fair value of the reporting unit. In performing the qualitative assessment for each reporting unit, the Company considered, among other things, the year over year financial performance of the Company and its reporting units, macroeconomic conditions, changes in management or key personnel, and the performance of comparable companies versus the prior year. Based on the outcome of our qualitative evaluation, it was determined to be not more-likely-than-not that the carrying value of any reporting unit was greater than the fair value and no impairment charges were recorded. Further, no events have occurred since the qualitative assessment that would cause the Company to update this impairment testing.

As of September 30, 2018, the Company performed a quantitative evaluation of its goodwill by performing a fair value assessment for each reporting unit where goodwill was assigned. In performing the fair value assessment for each reporting unit, the Company used a combination of the income approach and market approach. Under the income approach, the Company uses a discounted cash flow model to determine the fair value of each reporting unit, and under the market approach the Company determines the fair value of each reporting unit based on a combination of multiples of earnings of guideline companies in the brokerage and capital markets industry that are publicly traded and the book value of comparable transactions. The estimated fair value of each reporting unit resulting from each of these valuation approaches is dependent upon the estimates of future business unit revenues and expenses, which are subject to critical assumptions regarding the nature and health of the financial markets in future years as well as the discount rate to apply to the projected future cash flows. The Company uses significant judgment in determining the weight assigned to the outcome of each of the valuation approaches in determining the fair value for each reporting unit.

For each of the reporting units evaluated, the Company determined that the fair value of the reporting unit exceeded its carrying value and therefore the Company did not recognize any goodwill impairment during the year ended December 31, 2018.

Intangibles with finite lives are amortized on a straight-line basis over their respective useful lives, and reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying value of an intangible asset may not be fully recoverable. The Company did not recognize any intangible impairment during the years ended December 31, 2019 and December 31, 2018.

See footnote 8, *Goodwill and Intangible Assets* for further information.

(l) Foreign Currency Translation

Assets and liabilities of the Company's foreign investments are translated at the month end exchange rate. Net exchange gains or losses resulting from the translation of foreign financial statements are credited or charged directly to Accumulated Other Comprehensive Income (Loss), a separate component of Stockholder's Equity on the Consolidated Statements of Financial Condition. These gains or losses are the only component of Accumulated Other Comprehensive Income (Loss).

(m) Consolidation

The Company consolidates entities in which it has a controlling financial interest based on either the variable interest entity (VIE) or voting interest model. The Company is required to first apply the VIE model to determine whether it holds a variable interest in an entity, and if so, whether the entity is a VIE. If the Company determines it does not hold a variable interest in a VIE, it then applies the voting interest model. Under the voting interest model, the Company consolidates an entity when it holds a majority voting interest in an entity.

The Company accounts for investments in which it has significant influence but not a controlling financial interest using the equity method of accounting.

<u>VIE Model</u>
An entity is considered to be a VIE if any of the following conditions exist: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, (b) the holders of the equity investment at risk, as a group, lack either the direct or indirect ability through voting rights or similar rights to make decisions that have a significant effect on the success of the entity or the obligation to absorb the entity's expected losses or right to receive the entity's expected residual returns, or (c) the voting rights of some equity investors are disproportionate to their obligation to absorb losses of the entity, their rights to receive returns from an entity, or both and substantially all of the entity's activities either involve or are conducted on behalf of an investor with disproportionately few voting rights.

Under the VIE model, limited partnerships are considered VIE unless the limited partners hold substantive kick-out or participating rights over the general partner. The Company consolidates entities that are VIEs when the Company determines it is the primary beneficiary. Generally, the primary beneficiary of a VIE is a reporting entity that has (a) the power to direct the activities that most significantly impact the VIE's economic performance, and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE.

All material intercompany accounts and transactions have been eliminated in consolidation.

See footnote 17, *Variable Interest Entities* for further information.

(n) <u>Legal Commitments and Contingencies</u>

The Company is occasionally involved in legal and regulatory proceedings, arbitrations, underwriting commitments, private equity capital commitments and various other contingent obligations.

The Company recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of possible loss is based on currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of a possible loss can be estimated, the Company accrues the most likely amount within that range. If the most likely amount of possible loss within that range is not determinable, the Company accrues a minimum based on the range of possible loss. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

The Company records liabilities related to legal proceedings in Accounts Payable, Accrued Expenses, and Other Liabilities on the Consolidated Statements of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to the amount of the claim, the amount of the loss in the client's account, if applicable, the basis and validity of the claim, the possibility of wrongdoing by an associate, previous results in similar cases, and legal precedents and case law. Each legal proceeding is reviewed and the liability balance is adjusted as deemed appropriate by management. Any change in the liability amount is recorded in the Consolidated Statements of Financial Condition and is recognized as either a charge, or a credit, to net income in that period. The actual costs of resolving legal proceedings may be materially different than the recorded liability amounts for those matters.

(In Thousands, Except Share and Per Share Amounts)

Refer to footnote 19, *Legal Commitments and Contingencies* for further information.

(o) Upcoming Accounting Pronouncements

In June 2016, ASU 2016-13, *Financial Instruments – Credit Losses* was issued, which significantly changes how entities measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard broadens the information that the Company must consider in developing its estimated credit losses. In addition to considering historical losses, the Company must consider the impact of current conditions and reasonable and supportable forecasts. The new guidance also expands the disclosure requirements. The standard is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted. The standard must be adopted as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the standard is effective. The standard is expected to accelerate the recognition of credit losses for assets held at amortized cost, thus decreasing the value of the asset on the Consolidated Statements of Financial Condition and increasing expense on the Consolidated Statements of Income and Comprehensive Income. The Company has evaluated the new standard and does not expect the impact to be material to the Consolidated Statements of Financial Condition.

In August 2018, ASU 2018-15, *Intangibles – Goodwill and Other – Internal Use Software: Customers Accounting for Implementation Costs Incurred in Cloud Computing Arrangement That Is a Service Contract* was issued. The guidance requires implementation costs incurred by customers in cloud computing arrangements to be deferred over the non-cancellable term of the cloud computing arrangements plus any optional renewal periods (1) that are reasonably certain to be exercised by the customer or (2) for which exercise of the renewal option is controlled by the cloud service provider. The standard is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted. The standard is expected to defer the recognition of certain expenses incurred in cloud computing arrangements, thus increasing the value of the asset on the Consolidated Statements of Financial Condition. The Company has evaluated the new standard and does not expect the impact to be material to the Consolidated Statements of Financial Condition.

In August 2018, ASU 2018-13, *Disclosure Framework – Changes to the Disclosure Requirement for Fair Value Measurement* was issued. The objective of this guidance is to improve the effectiveness of disclosure requirements on fair value measurement by eliminating certain disclosure requirements for fair value measurements for all entities, requiring public entities to disclose certain new information and modifying some disclosure requirements. The standard is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted. The standard modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The Company has evaluated the new standard and does not expect the impact to be material to the Consolidated Statements of Financial Condition.

(In Thousands, Except Share and Per Share Amounts)

(p) Newly Effective Accounting Pronouncements

In February 2016, ASU 2016-02, *Right-Of-Use Asset and Lease Liability* was issued, which requires lessees to recognize leases on-balance sheet for all leases with the exception of short-term leases. ASU 2016-02 was subsequently amended by ASU 2018-01, *Land Easement Practical Expedient for Transition to Topic 842*; ASU 2018-10, *Codification Improvements to Topic 842, Leases*; and ASU 2018-11, *Targeted Improvements*. ASC Topic 842 establishes a ROU asset that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than twelve months.

The Company adopted ASC Topic 842 on January 1, 2019 using the modified retrospective approach, with no adjustments to prior periods presented. The Company applied the package of practical expedients in transitioning to ASC Topic 842. Electing the 'package of practical expedients' permits the Company not to reassess under the new standard the prior conclusions regarding lease identification, lease classification and initial direct costs.

ASC Topic 842 also provides practical expedients for an entity's ongoing accounting. The Company elected the short-term lease recognition exemption for all leases that qualify. For those leases that qualify, the Company did not recognize ROU assets or lease liabilities, including not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition.

Upon adoption, the Company recognized additional ROU assets of $204,665, and corresponding operating lease liabilities of $204,665, based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases.

(In Thousands, Except Share and Per Share Amounts)

(3) Mergers

Hilliard Lyons

On April 1, 2019 (Acquisition Date), BFC acquired of all of the outstanding equity interests of HL Financial Services, LLC (HLFS), the parent company of J.J.B. Hilliard, W.L. Lyons, LLC (HL) and Hilliard Lyons Trust Company, LLC (HLTC). On October 19, 2019 (Merger Date), the net assets of HL were contributed to RWB by BFC, while HLTC remained a subsidiary of BFC.

The acquisition by BFC has been accounted for using the acquisition method of accounting in accordance with *Business Combinations* (ASC Topic 805), with the excess purchase price over the fair market value of the assets acquired and liabilities assumed allocated to goodwill. ASC Topic 805 requires the entity receiving the assets and liabilities to initially measure them at their carrying amounts at the date of the transfer. The financial statements of the receiving entity shall present the statement of financial condition and report combined results of operations as of the beginning of the period during which the entities were under common control. The following table summarizes the net assets contributed to RWB on the date of transfer:

Assets		
Cash and Cash Equivalents	$	40,278
Receivables:		
Brokers and Dealers		11,978
Other		9,356
Securities Owned, at Fair Value		10,424
Furniture, Equipment, Leasehold Improvements and Finance Leases		8,448
Goodwill		157,582
Intangible Assets		119,700
Other Assets		5,952
Total Assets	$	363,718
Liabilities		
Subordinated Debt	$	6,000
Accounts Payable, Accrued Expenses and Other Liabilities		34,422
Total Liabilities		40,422
Net Assets Contributed	$	323,296

As part of the transfer of HL assets into RWB, RWB recorded $157,582 of goodwill and $119,700 of intangible assets in the Consolidated Statements of Financial Condition. The goodwill is primarily attributable to the transfer of HL workforce (which is not eligible for separate recognition as an identifiable intangible asset) and the expected synergy related to duplicate infrastructure reduction, leveraging of services and clients, and moving HL from an outsourced clearing model to RWB's self-clearing model.

As of the Acquisition Date, HL was not required to adopt ASC Topic 842. Subsequent to the acquisition, BFC adopted the new standard for all operating leases acquired. Upon adoption, the Company recognized ROU assets of $25,083, and corresponding operating lease liabilities of $25,083.

(In Thousands, Except Share and Per Share Amounts)

MGIS

On December 10, 2018 (Merger Date), the net assets of M. Griffith Investments Services (MGIS) were contributed to RWB by BFC. ASC 805, Business Combinations (ASC Topic 805) requires the entity receiving the assets and liabilities to initially measure them at their carrying amounts at the date of the transfer.

As part of the transfer of MGIS assets into RWB, RWB recorded $9,103 of goodwill and $1,208 of intangible assets in the Consolidated Statements of Financial Condition. The goodwill is primarily attributable to the transfer of MGIS workforce (which is not eligible for separate recognition as an identifiable intangible asset) and the expected synergy benefits of adding MGIS clients to the existing RWB platform. MGIS was acquired by BFC in September 2018.

(4) Related Party Transactions

Pursuant to certain transfer pricing agreements in place, certain investment banking revenue is allocated between the Company and its Baird UK and German (Robert W. Baird GmbH) affiliates. The Company reviews the terms of these agreements annually.

Baird UK provides sales trading coverage for certain non-US trading and research clients of the Company.

Baird Asia Limited, a wholly-owned subsidiary of BFC, provides investment banking and private equity services to RWB. In connection with these services, the Company had a payable of $2,461 and $2,552 for the years ended December 31, 2019 and 2018, respectively, included within Accounts Payable, Accrued Expense, and Other Liabilities on the Consolidated Statements of Financial Condition.

The Company receives reimbursement from affiliates including Baird UK, Strategas, and Hilliard Lyons Trust Company (HLTC) for shared services allocations that directly supports the activities of the affiliates.

The Company serves as an investment advisor and provides administrative services to the Baird Funds, Inc. and various affiliated Baird private equity partnerships under management agreements (together, Affiliated Funds). Receivables from unconsolidated Affiliated Funds were $7,594 and $5,627 at December 31, 2019 and 2018, respectively, and are included within Receivables Other on the Consolidated Statements of Financial Condition.

The Company has invested $22,707 and $17,146 into Affiliated Funds at December 31, 2019 and 2018, respectively, which is included within Securities Owned, at Fair Value on the Consolidated Statements of Financial Condition. The Company has remaining commitments of $583 and $632 to invest into Affiliated Funds as of December 31, 2019 and 2018, respectively.

Other amounts receivable from affiliates includes $116,259 and $97,933 at December 31, 2019 and 2018, respectively, which is included within Receivables Other on the Consolidated Statements of Financial Condition. Amounts receivable from affiliates are primarily related to receivables from BFC related to stock transactions, including stock purchases, redemptions and dividends which RWB processes on behalf of the ultimate parent company, BFG.

(In Thousands, Except Share and Per Share Amounts)

Other amounts payable to affiliates relating to certain transfer pricing agreements include $980 and $544 at December 31, 2019 and 2018, respectively, which is included within Accounts Payable, Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition.

Amounts receivable from associates, including the related allowance for doubtful accounts as of December 31, 2019 and 2018, are reflected as Notes Receivable, Net on the Consolidated Statements of Financial Condition and consist of the following:

	2019	2018
Notes Receivable	$ 127,171	$ 127,453
Allowance for Doubtful Accounts	(7,600)	(6,863)
Notes Receivable, Net	$ 119,571	$ 120,590

(5) <u>Receivables From and Payables To Brokers and Dealers</u>

Securities failed-to-receive and-deliver represent the contract values of securities that have not been received or delivered on settlement date, respectively.

	2019	2018
Securities Failed-to-Deliver	$ 13,792	$ 10,544
Receivable for Net Unsettled Inventory Sales	114,152	311,672
Commissions Receivable	1,669	1,770
Receivables from Brokers and Dealers	$ 129,613	$ 323,986

	2019	2018
Securities Failed-to-Receive	$ 15,232	$ 23,688
Other Payables to Broker and Dealers	-	1,400
Payables to Brokers and Dealers	$ 15,232	$ 25,088

(In Thousands, Except Share and Per Share Amounts)

(6) Furniture, Equipment, Leasehold Improvements, and Finance Leases

Furniture, Equipment, Leasehold Improvements, and Finance Leases as of December 31, 2019 and 2018 consist of the following:

	2019	2018
Furniture and Fixtures	$ 62,956	$ 50,171
Equipment	53,572	40,207
Software	17,755	15,786
Leasehold Improvements	125,963	102,493
Land	450	-
Finance Leases	3,424	1,332
Total Fixed Assets	264,120	209,989
Less:		
Accumulated Depreciation	(133,201)	(108,917)
Accumulated Amortization	(1,346)	(589)
Total Accumulated	(134,547)	(109,506)
Furniture, Equipment, Leasehold Improvements and Finance Leases, Net	$ 129,573	$ 100,483

(In Thousands, Except Share and Per Share Amounts)

(7) Leases

The Company occupies office space and equipment leases under cancelable and non-cancelable operating lease arrangements. These lease arrangements include escalating clauses which are recognized on a straight-line basis over the life of the lease. Finance leases consist of computers, servers and other computer related items and are included within Accounts Payable, Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition. Future minimum lease payments are as follows:

	Finance	Operating	Total
2020	$ 886	$ 44,224	$ 45,110
2021	656	37,550	38,206
2022	448	33,817	34,266
2023	102	29,385	29,487
2024	-	24,511	24,511
Thereafter	-	103,134	103,134
Total Undiscounted Lease Payments	2,092	272,622	274,714
Less Imputed Interest	(81)	(35,091)	(35,172)
Total Lease Liabilities	$ 2,011	$ 237,531	$ 239,542

The weighted-average remaining lease term for operating leases was 8.55 years as of December 31, 2019 and the weighted average discount rate was 3.10%. The weighted-average remaining lease term for finance leases was 2.57 years as of December 31, 2019 and the weighted average discount rate was 2.71%.

(8) Goodwill and Intangible Assets

The following table provides a rollforward of the Company's intangible assets by type:

		2019			
	Useful Life	Gross Carrying Amount	Additions	Accumulated Amortization	Net Carrying Amount
Goodwill	N/A	$ 98,332	$ 157,582	$ -	$ 255,914
Finite Life Intangibles					
Client Lists	5-20 Years	20,295	118,200	(19,498)	118,997
Noncompete Agreements	2 Years	-	1,500	(563)	937
Leasehold Improvements	6 Years	308	-	(278)	30
Indefinite Life Intangibles					
Trade Names	N/A	9,325	-	(65)	9,260
Intangible Assets		$ 29,928	$ 119,700	$ (20,404)	$ 129,224

(In Thousands, Except Share and Per Share Amounts)

		2018			
	Useful Life	Gross Carrying Amount	Additions	Accumulated Amortization	Net Carrying Amount
Goodwill	N/A	$ 89,229	$ 9,103	$ -	$ 98,332
Finite Life Intangibles					
Client Lists	5-20 Years	21,559	1,287	(15,369)	7,477
Leasehold Improvements	6 Years	308	-	(228)	80
Indefinite Life Intangibles					
Trade Names	N/A	9,325	-	-	9,325
Intangible Assets		$ 31,192	$ 1,287	$ (15,597)	$ 16,882

(9) Money Borrowed

(a) Bank Loans

At December 31, 2019 and 2018, the Company had available a $350,000 committed line of credit in which the lenders are a number of financial institutions. The line of credit has a one-year term maturing on September 25, 2020. The Company intends to renew the line of credit for an additional one-year term prior to the maturity date. The interest rate on the line of credit is variable based on one-month LIBOR plus a spread of 1.50%. The weighted average interest rate on the line of credit during the years ended December 31, 2019 and 2018 was 3.73% and 3.52%, respectively. As of December 31, 2019 and 2018, debt issuance costs of $529 and $525, respectively, relating to this line of credit were capitalized and included in Other Assets on the Consolidated Statements of Financial Condition. At December 31, 2019 and 2018, there were no amounts outstanding on the available line of credit.

Additionally, during 2019 the Company was added as a co-borrower to the BFC $250,000 committed line of credit which allows the Company to borrow any available amounts directly from the BFC line of credit. The interest rate on the line of credit is variable based on one-month LIBOR plus a spread which is determined based on the Company's leverage ratio as defined in the credit agreement. All debt issuance costs relating to this line of credit are paid by BFC. As of December 31, 2019, the Company had no amounts outstanding on the BFC line of credit. The Company did not make any borrowings from the BFC line of credit during the year ended December 31, 2019.

(b) Book Credit Balances in Bank Accounts

The Company has $328 and $41,445 at December 31, 2019 and 2018, respectively, in net credit balances at certain banks with which it does business.

(In Thousands, Except Share and Per Share Amounts)

(10) Revenues from Contracts with Customers

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance: The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The contract price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2019 and 2018. Investment banking advisory fees that are contingent upon completion of a specific milestone and fees associated with certain distribution services are also excluded from revenue as the fees are considered variable and not included in the contract price at December 31, 2019 and 2018.

Amounts receivable related to revenues from contracts with customers as of December 31, 2019 and 2018 were $81,136 and $55,850, respectively, included in Receivables, Other on the Consolidated Statements of Financial Condition. The Company has separately evaluated the risk of uncollectability and has determined no allowance was required as of December 31, 2019 and 2018.

Contract Costs: The Company capitalizes costs to fulfill contracts associated with investment banking and fixed income advisory and underwriting engagements where the revenue is recognized at a point in time and the costs are determined to be recoverable. Capitalized costs to fulfill a contract are recognized as expense at the point in time that the related revenue is recognized. The Company also has capitalized costs to fulfill contracts associated with Baird private equity partnership management fees where the associated revenue is recognized over the life of the partnership and the costs are determined to be recoverable.

Amounts capitalized related to revenues from contracts with customers as of December 31, 2019 and 2018 were $12,622 and $7,319, respectively, included within Receivables Other on the Consolidated Statements of Financial Condition. The Company has separately evaluated the risk of uncollectability and has determined an allowance of $1,195 and $1,062 was required as of December 31, 2019 and 2018, respectively.

(In Thousands, Except Share and Per Share Amounts)

(11) Fair Value of Financial Instruments

The following table summarizes the fair value of financial instruments as of December 31, 2019:

	Level I	Level II	Level III	Total
Cash Equivalents				
Money Market Funds	$ 550,000	$ -	$ -	$ 550,000
Securities Owned				
Certificates of Deposit	$ -	$ 2,210	$ -	$ 2,210
U.S. Government and Agency Obligations	-	259,454	-	259,454
Municipal Obligations	-	68,062	-	68,062
Private Label Mortgage Backed Securities	-	1,911	-	1,911
Other Asset Backed Securities	-	51,255	-	51,255
Corporate Obligations	-	5,674	-	5,674
Mutual Funds	86,113	-	-	86,113
Other Securities(1)	4,392	-	11,343	15,735
Investments Measured at NAV (2)	-	-	-	1,375
Total Securities Owned	$ 90,505	$ 388,566	$ 11,343	$ 491,789
Securities Sold, Not Yet Purchased				
Certificates of Deposit	$ -	$ 7,519	$ -	$ 7,519
U.S. Government and Agency Obligations	-	242,348	-	242,348
Corporate Obligations	-	3,639	-	3,639
Other Securities(1)	41	-	-	41
Total Securities Sold, Not Yet Purchased	$ 41	$ 253,506	$ -	$ 253,547

(In Thousands, Except Share and Per Share Amounts)

The following table summarizes the fair value of financial instruments as of December 31, 2018:

	Level I	Level II	Level III	Total
Cash Equivalents				
Money Market Funds	$ 430,000	$ -	$ -	$ 430,000
Securities Owned				
U.S. Government and Agency Obligations	$ -	$ 472,924	$ -	$ 472,924
Municipal Obligations	-	153,629	-	153,629
Private Label Mortgage Backed Securities	-	47,824	-	47,824
Other Asset Backed Securities	-	24,646	-	24,646
Corporate Obligations	-	28,887	-	28,887
Mutual Funds	73,843	-	-	73,843
Auction Rate Securities	-	-	75	75
Other Securities[(1)]	2,553	-	10,834	13,387
Investments Measured at NAV [(2)]	-	-	-	1,067
Total Securities Owned	$ 76,396	$ 727,910	$ 10,909	$ 816,282
Securities Sold, Not Yet Purchased				
Certificates of Deposit	$ -	$ 11,372	$ -	$ 11,372
U.S. Government and Agency Obligations	-	466,135	-	466,135
Corporate Obligations	-	35,028	-	35,028
Other Securities[(1)]	41	-	-	41
Total Securities Sold, Not Yet Purchased	$ 41	$ 512,535	$ -	$ 512,576

[(1)] Other Securities in Level I consist primarily of corporate stocks. Other securities in Level III consist of the Company's membership investment in DTCC stock and certain other private companies.

[(2)] In accordance with ASU 2015-07, *Disclosures for Investment in Certain Entities that Calculate Net Asset Value per Share,* which eliminated the requirement to categorize in the fair value hierarchy investments measured using the NAV practical expedient. As such, the Company has removed those investments that are valued using the NAV practical expedient from the fair value hierarchy table and included them within Securities Owned on the Consolidated Statements of Financial Condition.

(In Thousands, Except Share and Per Share Amounts)

The following table summarizes the change in fair values of Level III assets during 2019 and 2018:

	Auction Rate Securities	Other Securities	Total
Balance, January 1, 2018	$ 210	$ 8,471	$ 8,681
Purchases	-	843	843
Sales/Pay-downs	(135)	(142)	(277)
Unrealized Gains/(Losses)	-	1,662	1,662
Balance, December 31, 2018	$ 75	$ 10,834	$ 10,909
Purchases	-	237	237
Sales/Pay-downs	(75)	(189)	(264)
Unrealized Gains/(Losses)	-	461	461
Balance, December 31, 2019	$ -	$ 11,343	$ 11,343
Change in Unrealized Gain/(Loss) on Securities Still Held as of December 31, 2019	$ -	$ 461	$ 461

There were no transfers between Level I, Level II or Level III during the years ended December 31, 2019 and 2018.

(In Thousands, Except Share and Per Share Amounts)

The following tables summarize quantitative information related to the significant unobservable inputs utilized in the fair value measurements of the Level III assets for the years ended December 31, 2019 and 2018 which are included in Securities Owned, at Fair Value on the Consolidated Statements of Financial Condition:

	2019			
	Fair Value	Valuation Technique	Unobservable Input(s)	Range (Weighted Average)
Other Securities	$ 11,343	Market comparable companies	EBITDA multiple	6.7 (6.7)

	2018			
	Fair Value	Valuation Technique	Unobservable Input(s)	Range (Weighted Average)
Auction Rate Securities	$ 75	Recent trades	Trades in inactive markets of in-portfolio securities	100% of par
Other Securities	$ 10,834	Market comparable companies	EBITDA multiple	7.0 (7.0)

For auction rate securities the significant unobservable input used in the fair value measurement relates to judgments regarding whether the level of observable trading activity is sufficient to conclude the markets are active. Where insufficient levels of trading activity are determined to exist as of the reporting date, management's assessment of how much weight to apply to trading prices in inactive markets may vary, and significantly impacts the fair value measurement of auction rate securities.

For Other Securities where the market comparable companies' approach is used, a significant increase or decrease in the EBITDA, revenue or net income multiples in isolation could result in a materially different fair value measurement, respectively. Included within Other Securities is also the Company's membership investment in DTCC, which is valued based on statements received from DTCC.

(12) Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 (net capital rule) under the Securities Exchange Act of 1934. The basic concept of the net capital rule is liquidity, its objective being to require a broker and dealer to maintain adequate net capital, as defined. The Company has elected to operate under the alternative net capital requirement as allowed by the net capital rule, which requires that net capital exceed 2% of aggregate debit items as those terms are defined. Withdrawal of equity capital may be restricted if net capital is less than 5% of such aggregate debit items.

(In Thousands, Except Share and Per Share Amounts)

At December 31, 2019 and 2018, the Company's net capital percentage was 103% and 144%, respectively, of aggregate debit items; and net capital, as defined, was $294,990 and $245,381, respectively, which was $289,272 and $241,962, respectively, in excess of the required minimum amount. At December 31, 2019 and 2018, net capital after anticipated withdrawals as a percentage of aggregate debit items was 99% and 117%, respectively.

(13) Subordinated Liabilities

At December 31, 2019, the Company had $116,173 of subordinated notes, including $45,000 payable to BFC and $71,173 payable to associates, all of which are covered by agreements approved by FINRA that are available in computing adjusted net capital under the net capital rule at December 31, 2019. At December 31, 2018, the Company had $145,339 of subordinated notes, including $76,800 payable to BFC, $1,300 payable to David T. Griffith Revocable Trust, and $67,239, payable to associates, all of which are covered by agreements approved by FINRA that are available in computing adjusted net capital under the net capital rule at December 31, 2018.

The following schedule discloses the major components of subordinated debt including repayment terms:

	2019	2018
Subordinated Note, fixed interest rate (5.0%, plus 1 month LIBOR), due January 2019. No principal payments until maturity.	$ -	$ 1,300
Subordinated Note, variable interest rate (5.0%, plus 1 month LIBOR), due May 2019. Quarterly principal payments began in August 2015.	-	7,800
Subordinated Note, variable interest rate (7.5%, plus 3 month LIBOR), due November 2020. Quarterly principal payments began in February 2018.	15,000	39,000
Subordinated Note, variable interest rate (5.0%, plus 1 month LIBOR), due August 2021. Quarterly principal payments begin in August 2020.	30,000	30,000
	45,000	78,100
Payable to Associates	71,173	67,239
	$ 116,173	$ 145,339

(In Thousands, Except Share and Per Share Amounts)

Subordinated Liabilities mature as follows at December 31:

2020	$	35,917
2021		27,866
2022		11,221
2023		11,305
2024		13,252
Thereafter		16,612
	$	116,173

To the extent that such notes are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2019 and 2018, the Company had sufficient capital that such restrictions did not apply. The right of the note holders to receive any payment from the Company under the terms of the notes is subordinated to the claims of all present and future creditors of the Company that arise prior to maturity and is dependent on approval by FINRA.

(14) Income Taxes

(a) Deferred Income Tax

The major deferred tax items are as follows:

	2019		2018	
Deferred Tax Assets:				
Deferred Compensation Plans	$	23,138	$	22,000
Accrued Expenses and Reserves		22,747		26,046
Net Operating Loss		493		345
Carryforwards		3		-
Operating Lease Liabilities		56,565		234
Other		1,194		1,336
		104,140		49,961
Deferred Tax Liabilities:				
Goodwill and Intangibles		5,174		3,159
Depreciation and Fixed Asset Gain/Loss		14,492		11,588
Section 481(a) Adjustment		11,942		30,614
Investments		1,830		598
Lease Right of Use Asset		55,794		-
Other		1,388		780
		90,620		46,739
Deferred Tax Asset, Net	$	13,520	$	3,222

No valuation allowance is required as management believes it is more-likely-than-not that the deferred tax assets are realizable.

(In Thousands, Except Share and Per Share Amounts)

(b) Uncertain Tax Positions

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company is included in the consolidated income tax returns of BFG in the U.S. Federal jurisdiction and various consolidated states. The Company also files separate income tax returns in various states and local jurisdictions. The federal income tax returns for the years prior to 2016 and the state and local tax returns for the years prior to 2015 are no longer subject to examination by income tax authorities, unless subsequently amended.

The Company's unrecognized tax benefits are analyzed and monitored to ensure they are adequate and reflective of known events. The Company believes that it is reasonably possible that a portion of the balance of the gross unrecognized tax benefits could decrease in the next twelve months due to ongoing activities with various taxing jurisdictions that the Company expects may give rise to settlements or the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The Company classifies interest and penalties, if any, related to unrecognized tax benefits as a component of tax expense.

(15) Stockholder's Equity

As of December 31, 2019 and 2018, the Company had 26,454,488 shares of Common Stock and 47,086 shares of Common Treasury Stock outstanding. There were no share transactions in the Company's Common Stock or Common Treasury Stock during the years ended December 31, 2019 and 2018.

The Company has authorized 72,450,000 shares of $1 stated value common stock. The Company has also authorized 1,000 shares of no par value, cumulative, nonvoting preferred stock. No shares of preferred stock were issued or outstanding in 2019 or 2018. The shares of the Company are subject to strict transfer restrictions.

On each of January 8, 2019, February 12, 2019, March 27, 2019, May 29, 2019, October 3, 2019 and December 26, 2019, the Company declared dividends totaling $132,997 ($5.0274 per share of common stock) to BFC. The dividends were paid on January 9, 2019, February 13, 2019, March 29, 2019, May 31, 2019, October 8, 2019 and December 30, 2019, respectively, and are included in Stockholder's Equity on the Consolidated Statements of Financial Condition.

On each of January 10, 2018, March 27, 2018, June 21, 2018, October 11, 2018 and December 3, 2018, the Company declared dividends totaling $129,630 ($4.9001 per share of common stock) to BFC. The dividends were paid on January 12, 2018, March 29, 2018, June 22, 2018, October 15, 2018 and December 4, 2018, respectively, and are included in Stockholder's Equity on the Consolidated Statements of Financial Condition.

(In Thousands, Except Share and Per Share Amounts)

(16) Compensation and Retirement Plans

(a) The Baird Profit Sharing and Savings Plan

Substantially all associates of the Company are eligible to participate in the Robert W. Baird & Co. Incorporated Profit Sharing and 401(k) Savings Plan. The 401(k) Savings Plan complies with Section 401(k) of the Internal Revenue Code. In 2019 and 2018, the Company matched 100% of the first three thousand dollars contributed by each eligible participant annually.

(b) Non-Qualified Compensation

The Company has three non-qualified compensation plans, entitled the Baird Capital Participation Plan (BCPP), the Baird FADCP and the Baird Long Term Incentive Plan (LTIP). The BCPP no longer grants awards and all balances in the BCPP Plan are fully vested. For services performed, the FADCP and LTIP grant awards to certain associates. The awards, which vest after seven years, are expensed at the date of grant as no future services are required, subject to continued employment. The balance payable to associates under the above plans was $137,914 and $115,558 as of December 31, 2019 and 2018, respectively, and is included in Accounts Payable, Accrued Expenses and Other Liabilities and Subordinated Liabilities on the Consolidated Statements of Financial Condition, of which approximately $20,692 and $18,395 is vested as of December 31, 2019 and 2018, respectively.

Associates have the ability to allocate their awards in the above plans among several investment options, including certain Affiliated Funds. The Company elects to invest directly as a principal in investments, which are directly related to the Company's obligations under the respective deferred compensation plan and are included in Securities Owned, at Fair Value on the Consolidated Statements of Financial Condition.

The Company has established an allowance to reserve for forfeitures of awards in the FADCP and LTIP plans of $2,517 and $2,182, respectively as of December 31, 2019 and 2018 and are included within Accounts Payable, Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition. In determining the allowance, management considers the Company's historical forfeiture experience which involves the use of estimates. The actual amounts may be materially different than the recorded amounts.

Certain BCPP participants own restricted stock units (RSUs). The RSUs are fully vested in accordance with the terms of the BCPP and are ultimately convertible into BFG common stock. BCPP participants owning RSUs are entitled to cumulative distributions and dividends issued by BFG on its common stock. The RSUs become payable in full upon a change in control, as defined in the plan.

(In Thousands, Except Share and Per Share Amounts)

(17) Variable Interest Entities

The Company, along with third party investors, make investments in private equity funds. These investment funds are typically organized as limited partnerships where the Company is the general partner. The Company's economic interest is generally limited to management fee arrangements as stipulated by the fund operating agreement and the Company's investment in the private equity funds.

Certain Baird Private Equity Partnerships are not consolidated pursuant to the accounting rules disclosed in the consolidation section of footnote 2, *Summary of Significant Accounting Policies*. The Company's investment in partnerships not consolidated was $1,375 and $1,067 at December 31, 2019 and December 31, 2018, respectively, which is included within Securities Owned, at Fair Value on the Consolidated Statements of Financial Condition. Net assets of the partnerships not consolidated were $687,734 and $788,174 at December 31, 2019 and December 31, 2018, respectively. These partnerships were determined not to consolidate as the general partner (an affiliate) was not the primary beneficiary. The Company's economic interest in these partnerships range from 0.2% to 1% as of December 31, 2019 and December 31, 2018, respectively. In addition to the Company's economic interest, the Company also has management fee arrangements from the investment advisory services it provides to VIEs. The Company's maximum exposure to loss on the partnerships represents the Company's interest in unconsolidated partnerships and amounts due on open commitments in Baird private equity partnerships.

The Company has a controlling interest in limited liability companies that serve as general partners in various partnerships. The Company has committed a total of $2,283 in amounts generally ranging up to $794 to twelve different private equity partnerships. As of December 31, 2019, the Company has invested $1,700 of committed amounts.

Refer to footnote 4, *Related Party Transactions* for further detail.

(18) Baird UK

The Company reports the results of its investment in Baird UK using the equity method of accounting. At December 31, 2019 and 2018, the Company's investment in Baird UK was $19,823 and $22,671 respectively, and is included in Other Assets on the Consolidated Statements of Financial Condition. Additionally, the Company received a dividend from Baird UK of $2,126 and $16,117 in 2019 and 2018, respectively.

(19) Legal Commitments and Contingencies

The Company is involved in legal actions from time to time that are incidental to its securities business, including without limitation, client complaints and arbitrations, employment related disputes, regulatory investigations and proceedings, securities class action claims arising from underwriting activity, and claims brought against the Company in connection with its recruitment of associates from other firms. The Company has established reserves against such contingencies. Based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these various actions will not result, after taking into account the reserves, in any material adverse effect on the financial condition of the Company. As of December 31, 2019, the estimated aggregate range of possible loss related to these matters is from $0 to $9,000 in excess of the accrued reserve. As of December 31, 2018, the estimated aggregate range of possible loss related to these matters was from $0 to $2,700 in excess of the amount the Company has reserved.

(In Thousands, Except Share and Per Share Amounts)

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to underwriting commitments that were open as of December 31, 2019 and 2018 were not material.

The Company is a member of the New York Stock Exchange (NYSE), the BATS Exchange, Inc (BATS) and numerous clearinghouses. Clearing deposits are included within Deposits with Clearing Organizations on the Consolidated Statements of Financial Condition. Under the membership agreements, members are generally required to guarantee performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded on the Consolidated Statements of Financial Condition for these arrangements.

(20) Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions in order to, among other things, acquire securities to cover short positions, accommodate clients' needs, earn residual interest spreads and finance the Company's inventory positions. Under these transactions, the Company either receives or provides collateral, including securities. The Company receives collateral in connection with reverse repurchase agreements and securities borrowed transactions, and pledges collateral, including cash and securities, to collateralize repurchase agreements and enter into securities lending transactions. Under many agreements, the Company is permitted to repledge securities held as collateral. As of December 31, 2019 and 2018, the fair value of securities accepted as collateral was $88,777 and $214,921 respectively, of which, $0 was re-pledged to other counterparties as of December 31 2019 and 2018.

All reverse repurchase agreements and repurchase agreements are transacted under legally enforceable master repurchase agreements and substantially all securities borrowed and securities lending transactions are transacted under legally enforceable master securities lending agreements. In the event of default by a counterparty, these agreements give the Company the right to liquidate securities held as collateral and to offset receivables and payables with the defaulting counterparty.

(In Thousands, Except Share and Per Share Amounts)

The table below reconciles the gross amounts of assets and liabilities on these transactions on the Consolidated Statements of Financial Condition to the net exposure to the Company, considering all effects of legally enforceable master netting agreements as of December 31, 2019:

	Gross Amounts[(1)]	Amounts Offset on the Consolidated Statement of Financial Condition	Net Amounts Presented on the Consolidated Statement of Financial Condition[(1)]	Amounts Not Offset on the Consolidated Statement of Financial Condition: Financial Instruments[(2)]	Amounts Not Offset on the Consolidated Statement of Financial Condition: Collateral Received/ Pledged[(3)]	Net Amounts
Assets:						
Securities Purchased Under Agreements to Resell	$ 2,620	$ -	$ 2,620	$ -	$ (2,620)	$ -
Deposits Paid on Securities Borrowed	90,770	-	90,770	-	(86,157)	4,613
Liabilities:						
Securities Sold Under Agreements to Repurchase	$ 278,499	$ -	$ 278,499	$ -	$ (278,499)	$ -

The table below reconciles the gross amounts of assets and liabilities on these transactions on the Consolidated Statements of Financial Condition to the net exposure to the Company, considering all effects of legally enforceable master netting agreements as of December 31, 2018:

	Gross Amounts[(1)]	Amounts Offset on the Consolidated Statement of Financial Condition	Net Amounts Presented on the Consolidated Statement of Financial Condition[(1)]	Amounts Not Offset on the Consolidated Statement of Financial Condition: Financial Instruments[(2)]	Amounts Not Offset on the Consolidated Statement of Financial Condition: Collateral Received/ Pledged[(3)]	Net Amounts
Assets:						
Securities Purchased Under Agreements to Resell	$ 2,331	$ -	$ 2,331	$ -	$ (2,331)	$ -
Deposits Paid on Securities Borrowed	215,235	-	215,235	-	(212,590)	2,645
Liabilities:						
Securities Sold Under Agreements to Repurchase	$ 511,394	$ -	$ 511,394	$ -	$ (511,394)	$ -
Deposits Received on Securities Loaned	1,524	-	1,524	-	(1,471)	53

[(1)] Amounts include all financial instruments, regardless of whether there is a legally enforceable master netting agreement in place. The Company reports gross assets and liabilities on the Consolidated Statements of Financial Condition.

(In Thousands, Except Share and Per Share Amounts)

(2) Amounts relate to master netting arrangements which have been determined by the Company to be legally enforceable in the event of default.

(3) Collateral received on Securities Purchased Under Agreements to Resell and Deposits Paid on Securities Borrowed, includes securities received from the counterparty. These securities are not included on the Consolidated Statements of Financial Condition, unless there is an event of default. Collateral pledged on Securities Sold Under Agreements to Repurchase and Deposits Received on Securities Loaned, includes the fair value of securities pledged to the counterparty. These securities are included on the Consolidated Statements of Financial Condition, unless there is an event of default.

The following table presents the remaining contractual maturity of repurchase agreements and securities lending transactions disaggregated by type of collateral, accounted for as secured borrowings as of December 31, 2019:

	Remaining Contractual Maturity		
	Overnight & Continuous	Up to 30 Days	Total
Securities Sold Under Agreements to Repurchase			
U.S. Government and Agency Obligations	$ 9,199	$ 201,682	$ 210,881
Municipal Obligations	20,717	25,058	45,775
Corporate Obligations	7,495	14,348	21,843
Total Securities Sold Under Agreements to Repurchase	$ 37,411	$ 241,088	$ 278,499

(In Thousands, Except Share and Per Share Amounts)

The following table presents the remaining contractual maturity of repurchase agreements and securities lending transactions disaggregated by type of collateral, accounted for as secured borrowings as of December 31, 2018:

	Remaining Contractual Maturity		
	Overnight & Continuous	Up to 30 Days	Total
Securities Sold Under Agreements to Repurchase			
U.S. Government and Agency Obligations	$ 20,715	$ 393,013	$ 413,728
Municipal Obligations	53,838	13,668	67,506
Corporate Obligations	7,943	22,217	30,160
Total Securities Sold Under Agreements to Repurchase	$ 82,496	$ 428,898	$ 511,394
Deposits Received on Securities Loaned			
Equity Securities	$ 1,524	$ -	$ 1,524

Repurchase agreements and securities lending activities are entered into and conducted as components of the financing of certain operating activities. In the event the market value of the securities pledges as collateral declines, additional collateral may need to be posted or borrowing amounts may need to be reduced.

(21) Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's client securities activities involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk in the event the client or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the client to deposit additional collateral or to reduce security positions when necessary. Such collateral is not reflected on the Consolidated Statements of Financial Condition.

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include To Be Announced (TBA) mortgage backed securities, as well as securities purchased and sold on a when-issued basis (when-issued securities). These TBAs are used to meet the needs of clients and conduct trading activities, and are, therefore, subject to varying degrees of market and credit risk.

(In Thousands, Except Share and Per Share Amounts)

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The gain or loss on these transactions is recognized on a trade date basis. The credit risk for TBAs, options, and when-issued securities is limited to the unrealized fair valuation gains and losses recorded on the Consolidated Statements of Financial Condition. The Company's exposure to market risk is determined by a number of factors, including but not limited to the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its clients, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the clients' accounts. In connection with these activities, the Company executes and clears client transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that clients may incur. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the client's obligations. The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the clients to deposit additional collateral or to reduce positions when necessary.

In conjunction with certain borrowing transactions, the Company's client financing and securities settlement activities require the Company to pledge certain securities. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes monitoring limits for such activities and monitors them on a daily basis.

The Company may use financial futures and options to manage market risk related to trading securities. In particular, these instruments may be used as hedges against long or short inventory positions to mitigate security price risk. The Company did not have open futures or options positions as of December 31, 2019 and 2018.

(22) <u>Subsequent Events</u>

The Company evaluated its December 31, 2019 Consolidated Statement of Financial Condition for subsequent events through February 27, 2020, the date that the Consolidated Statements of Financial Condition were available to be issued. On February 10, 2020, the Company declared a dividend of $25,000 ($0.9450 per share of common stock) to BFC. The dividend was paid on February 12, 2020.